Exhibit 2
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               [THIRD POINT MANAGEMENT COMPANY L.L.C. LETTERHEAD]



VIA FACSIMILE & U.S. MAIL

February 27, 2002

Mr. A. James Dearlove
President & C.E.O.
Penn Virginia Corporation
One Radnor Corp Center, Suite 200
100 Matsonford Road
Radnor, PA  19087-4515

Dear Mr. Dearlove:

Third Point Management Company L.L.C. ("Third Point"), as investment manager of Third Point Partners L.P. and its affiliates has recently acquired 500,000 shares of Penn Virginia Corporation (the "Company"), representing 5.6% of the issued and outstanding stock.

Do not confuse our investment as a vote of confidence in management's ill-conceived acquisition and exploration strategy. Rather, we believe that Penn Virginia is asset rich and trades significantly below its intrinsic value. We believe that the reason for the discount is that shareholders lack confidence that management has set forth a clear path to value creation. We have set forth such a path below, the essential elements of which are:

     1.   Refrain from further dilutive oil and gas acquisitions.

     2.   Drastically cut back on the company's drilling program.

     3.   Contemplate the sale of some or all oil and gas assets.

     4. Use the cash flow freed up by steps 1, 2 and possibly 3 above to repurchase the Company undervalued stock in the open market.

     5. Increase value of the Company via its General Partnership interest in PVR.

Although we applaud the separation of the Company's coal and timber assets into a separate public entity, Penn Virginia Resource Partners, L.P. (the "Partnership" or "PVR") in which the Company owns roughly half the units and retains a General Partnership interest, we believe that this transaction represents only an initial step to value



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creation for shareholders. The next step is to deploy the company's free cash flow in a way that immediately reduces the value gap between the company's share price and its intrinsic value. Unfortunately, this seemingly obvious exigency has not been the Company's modus operandi.

The ill conceived and poorly timed $112.0 million acquisition of Synergy Oil & Gas ("Synergy") appears to bode poorly for this management team's ability to complete accretive corporate transactions. First, the transaction was consummated at a time when natural gas prices were near all time highs which resulted in a subsequent write down of $35.0 million within four months of closing. Second, the subsequent low prices of natural gas have left the Company unable to sell off marginal properties as anticipated at the time of the acquisition. Third, to add insult to (shareholder's) injury, the first three exploratory holes drilled came up dry and four material wells went off-line, a circumstance that you described as a "perfect storm" scenario during your fourth quarter conference call. More terrifying, notwithstanding the financial and strategic blunder of the Synergy acquisition, you remain undeterred saying that the setbacks "have not lowered [your] expectations by one molecule." Compounding our fear is your stated objective of using Synergy as a platform for further wildcatting adventures. We will not stand by and allow management to waste another dollar on expensive acquisitions while our stock languishes at a fraction of its intrinsic value.

With all due respect, the sophisticated Texas oilmen (Synergy C.E.O., Eric Pitcher and the individuals at Natural Gas Partners) that sold their interest in Synergy saw the Appalachian coal men coming with aspirations to wear crocodile skin cowboy boots, silver spurs and ten-gallon hats. No doubt the folks at NGP who sold Synergy so near the top tick of the natural gas bubble had quite a hootenanny at Penn Virginia shareholders' expense.

Your drilling program does not seem to be motivated by a desire to find the cheapest reserves available to you. For 2001, your finding costs were $1.56 per Mcfe (per your fourth quarter release) and you anticipate that they will be $1.22 per Mcfe in 2002 (as indicated in the conference call on February 14th). By contrast, the cost of buying back your own reserves via a share repurchase is about $0.50 per Mcfe (which calculation we set forth several paragraphs below). Mr. Dearlove acknowledged as much on the most recent conference call, in response to the suggestion by another large shareholder that the company invest in share repurchases rather than in drilling for new reserves:



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     "I surely got the conceptually same answer you got, that right now, the cheapest reserves maybe that we can lay our hands on are to buy our own stock back in."

We can only surmise that management's goal in making corporate acquisitions and in spending shareholder's capital on extensive exploration rather than reinvesting in Company stock, is to expand the size of the Company to inflate your egos, rather than your shareholder's pocketbooks.

We believe the Company's shares are worth at least $50.00 and that the best immediate use of the company's cash remains repurchase of its own shares. If the company's stake in PVR is valued by using the market value of the common units as a proxy for the value of PVA's common units, the value of the PVR stake is worth roughly $175 million (7,649,880 subordinated units and 174,880 common units at $22.50 per Partnership Unit; this valuation ascribes no value to the 2% general partner interest that the Company maintains in PVR, which certain analysts have valued at more than $30 million or $3.00 per share. This valuation is reinforced by the ultimate conversion of subordinated units into common stock that will occur over the period 2004-2006 and the fact that the GP ownership has incentive distributions that should garner cash flows equal to more than 2% of the outstanding LP units when certain benchmarks are met.) Subtracting $175 million from the company's market value of approximately $300 million, we arrive at a $125 million valuation attributable to the roughly 250 Bcfe of its oil and gas assets or about $0.50 per Mcfe. Given the option of seeking to find assets of unknown quality at a cost of $1.22 per Mcfe, or acquiring known assets at a cost of $0.50 per Mcfe, we insist that management and the Board choose the lower cost and more certain method of increasing reserves per share and shareholder value, by buying back its own shares.

If we place a value of only $1.05 per Mcfe on the Company's reserves, we arrive at a minimum pre-tax valuation of $49 per share base on a sum of the parts analysis. (Reserves of 250 Bcfe X $1.05=$262.5 million plus $175 million for the stake in PVR divided by 8.9 million shares) Our financial advisors, seasoned natural resources investment bankers, have completed an independent Present Value analysis that concludes that the assets are worth a minimum of $52 per share. Our assumptions regarding minimum valuation per Mcfe is also confirmed by discussions with industry participants who are knowledgeable about the Company's primary market area.

Although we believe repurchasing shares with available cash is preferable in the near term to dissipating corporate assets via foolhardy acquisitions or wildcatting adventures,



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we recommend that Penn Virginia take immediate steps to explore the sale of its oil and gas assets to a strategic buyer who would benefit from the potential efficiencies of such a combination. Indeed, Third Point has had informal discussions with a public competitor in the oil and gas industry with significant reserves complimentary to the Company's Appalachian properties. Third Point would entertain working with this or another strategic buyer to assist in financing the acquisition of some or all of the Company's oil and gas reserves. We recommend that proceeds from such a sale be used to buy in shares via a tender offer or open market purchases and that management focus its efforts on making acquisitions using the currency of the Partnership and increase value to the Company by maximizing its General Partner's fees due from PVR.

Lest you dismiss our efforts as that of a corporate gadfly who will go away if ignored, let me disabuse you of that notion right away by providing you with some background on our firm and several of our past 13D initiatives. Third Point manages in excess of $500 million for institutional investors, roughly 4 times the implied stock market value of the Company's oil and gas reserves. We have compounded our investors' money at a rate of over 30% since inception in 1995 via our value oriented investment style.

Our record in effecting change, identifying and realizing value is evident in the following selected prior 13D filings:

     o In September 1999, Third Point filed a 13D on Agribrands Inc. in which we complained that a transaction to sell the company to an affiliate of the Chairman for $39.00 per share was woefully inadequate and not in the best interest of shareholders. We contacted other potential acquirers and three months later one of the companies that we contacted, Cargill, acquired Agribrands for $54.50 per share. This was a 40% premium over the insider transaction and resulted in an incremental $150 million in profits for shareholders.

     o In March of 2001, Third Point and an allied firm filed a 13D on Bindview Inc. in which we demanded the resignation of then Chief Executive Officer for his apparently incompetent management and the bloated cost structure that he had created. The C.E.O's employment was terminated several months later, excellent management was hired who met with our approval and Bindview adopted the very cost cutting strategies that we suggested in our filing.



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     o    In November 2001, Third Point filed a 13D on Stage Stores, a Houston based retailer, in which we articulated our belief that the company's shares were significantly undervalued. Stage Stores shares have risen 90% since our filing and 400% from our cost.

Please note that our 5.6% position is significant relative to the combined Board and senior management's stake of only 5% but represents only 3% of our capital base. We have the resources to significantly increase our stake should we so choose.

Mr. Dearlove, while I appreciate your offer to come to our offices in New York to talk about the company, I believe that the time for discussion has long passed and the time for action has arrived. I imagine this letter will provide for interesting discussion for the factions that we hear are split between a growth versus value enhancing strategy at the next Board meeting scheduled for March 27th. In the meantime, we may increase our stake in the company, which you will be kept apprised of via the appropriate S.E.C. filings. In addition, we plan to continue our discussions with other large shareholders, potential strategic buyers, and financial and legal advisors in order to determine a course of action to maximize value for all shareholders.



Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb,
Managing Member